Exhibit 99.2

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com	[Thomson logo]

News Release

Media Contact:	Investor Contact:

Jason Stewart Vice President, Media Relations (203) 539-8339 jason.stewart@thomson.com	Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

FOR IMMEDIATE RELEASE

THOMSON ANNOUNCES STRATEGIC REALIGNMENT OF OPERATIONS; COMPANY TO SELL EDUCATION BUSINESSES

Highly Focused Strategy On Electronic Solutions
For Professionals Will Drive Growth
And Enhance Shareholder Value

Strategic Realignment Highlights:

•	Thomson organizational realignment designed to focus on electronic workflow solutions strategy and drive operational efficiencies

•	Thomson to divest education assets: higher education, careers and library reference; corporate e-learning; and e-testing

•	Vice Chairman and Chief Operating Officer are appointed

STAMFORD, Conn., October 25, 2006 – The Thomson Corporation (NYSE: TOC; TSX: TOC) today announced a realignment of operations to sharpen its strategic focus on providing electronic workflow solutions to business and professional markets and better position the company for future growth. As part of the realignment, which becomes effective January 1, 2007, Thomson intends to sell its Thomson Learning businesses, including those serving the higher education, careers, library reference, corporate e-learning and e-testing markets.

“These initiatives are part of the natural evolution of Thomson as we pursue our strategic vision,” said Richard J. Harrington, president and chief executive officer of Thomson. “The market has validated our strategy of providing workflow solutions to business and professional customers, and we will continue to build on our strengths, reframe our markets and exploit technological innovations.

“Thomson Learning is an excellent business, but it does not fit with our long-term strategic vision,” Mr. Harrington said. “After the sale of Thomson Learning, the vast majority of our sales will come from electronic products and services with recurring revenues that are currently growing at high rates. In addition, the sale will provide us with substantial resources to take advantage of opportunities to accelerate the development of our core businesses and explore adjacent markets that are consistent with our strategy.”

Thomson Learning Sale

“Thomson Learning has leading positions in higher education, global reference, e-testing and corporate training,” Mr. Harrington said. “This well-managed and profitable business consistently delivers above-market growth and is well positioned to pursue opportunities in the global markets it serves.”

Thomson expects the divestiture of the Thomson Learning businesses to encompass three independent sales processes, each on its own schedule.

NETg Sale Agreement Signed

•	Thomson has agreed to sell NETg, a leading provider of continuing corporate education and training, to Skillsoft PLC (Nasdaq: SKIL) for approximately $285 million. The sale is expected to be completed in the second quarter of 2007.

•	J.P. Morgan Securities Inc. is the financial advisor for the sale.

Prometric Competitive Bidding Process Commenced

•	Thomson is currently seeking buyers for Prometric, a global leader in assessment services, through a competitive bidding process. Thomson expects the sale of Prometric to be concluded in 2007.

•	Deutsche Bank Securities Inc. is the financial advisor for the sale.

Higher Education, Careers and Library Reference Sales Process

•	The competitive bidding is expected to commence in the first quarter of 2007.

•	Morgan Stanley is the financial advisor for the sale.

Organizational Realignment

Thomson’s realignment includes the following actions, effective January 1, 2007:

•	Thomson will reorganize its operations into six existing Strategic Business Units supported by a corporate center and will eliminate the current market group structure. The Strategic Business Units will be: North American Legal; Financial; Scientific; International Legal & Regulatory; Tax & Accounting; and Healthcare.

•	Brian H. Hall will assume the newly created role of vice chairman, reporting to Mr. Harrington. Mr. Hall, who has been the CEO of Thomson’s Legal & Regulatory market group for more than 10 years, will oversee corporate strategy, investment allocation, marketing and communications, and branding.

“Brian Hall brings to this new role great breadth of experience and knowledge,” Mr. Harrington said. “He has done an outstanding job in shaping the businesses within his group and was a natural choice to join me in providing corporate leadership and executing our strategic vision.”

•	James C. Smith will become chief operating officer, with responsibility for the Strategic Business Units. Mr. Smith is currently president and CEO of the Academic & Reference Group in Thomson Learning. In this newly created position, he will report to Mr. Harrington.

Mr. Harrington added, “In Jim Smith, we have a seasoned executive who in his 20 years with Thomson has demonstrated a deep understanding of the business and a commitment to operational excellence. Jim will work closely with our recently appointed CTO, Mike Wilens, as Mike helps lead our transition and further sharpen our strategic focus on providing essential electronic information solutions and analysis to professionals on a global basis.”

The following executives will report directly to Mr. Smith:

•	Peter Warwick will lead Thomson’s North American Legal business. Mr. Warwick is currently president and CEO, Thomson West, and has been with Thomson since 1998.

•	Sharon Rowlands will continue to lead Thomson Financial, a position she has held since 2005. Previously, Ms. Rowlands served as president and COO of Thomson Financial. She has been with the company since 1997.

•	Vin Caraher will continue to lead Thomson Scientific as president and CEO. Mr. Caraher was named to that position in 2004 and has been with Thomson for over 15 years.

•	Michael Boswood will continue to lead Thomson’s International Legal & Regulatory unit. Mr. Boswood joined Thomson in 1997 and is based in London.

•	Roy Martin, Jr. will continue to lead Thomson Tax & Accounting. Mr. Martin has been president and CEO of Thomson Tax & Accounting since 2005 and has more than 20 years experience in the information services and technology industry and over 10 years with Thomson.

•	Robert Cullen, who has over 20 years of experience with Thomson, will continue to lead Thomson Healthcare, for which he has had responsibility since 2004.

“In addition, this realignment sharpens our strategic focus and will speed decision-making, increase organizational transparency and create a more efficient cost structure,” Mr. Harrington said. “A significant advantage for us as we implement these initiatives is our ability to leverage strong talent within the company. We have a proven management team with a deep knowledge of their customers and markets, and a shared commitment to Thomson’s strategic vision.”

The Thomson Corporation

The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers. With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, scientific research and healthcare. The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

This news release includes forward-looking statements that are based on certain assumptions and reflect The Thomson Corporation’s current expectations. Forward-looking statements are those that are not historical facts and include the Corporation’s expectations regarding the anticipated benefits of the strategic realignment and its decision to sell its education businesses, including, but not limited to, the Corporation’s belief that a more highly focused strategy on electronic solutions will drive growth and enhance shareholder value and that its realignment will create a more efficient cost structure. In addition, there can be no assurance that the sale of the Thomson Learning businesses will be completed. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations include risks related to the Corporation’s ability to develop additional products and services to meet its customers’ needs, attract new customers, general economic conditions and actions of the Corporation’s competitors. Other risks and factors are discussed in the Corporation’s materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, including the Corporation’s most recent annual information form, which is also contained in its annual report on Form 40-F for the year ended December 31, 2005. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.